

12011878

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Mail Processing Section

FEB 29 2012

Washington, DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67306

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elevation, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

214 North Tryon Street, Suite 3010
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Sheehan 704-926-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller McNeish Breedlove & Hearn, P.A.
(Name – *if individual, state last, first, middle name*)

309 South Laurel Avenue	Charlotte	NC	28207
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Sheehan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elevation, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Rebecca G Brock Notary Public Gaston County, NC

Signature

CFO

Title

Notary Public 2/28/12
my Commission Expires 11/3/2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC
Mail Processing
Section
Washington, DC
125

ELEVATION, LLC

Audited Financial Statements
And Supplementary
Information

Year Ended December 31, 2011

MILLER MCNEISH BREEDLOVE & HEARN, PA
CERTIFIED PUBLIC ACCOUNTANTS

ELEVATION, LLC

Audited Financial Statements
And Supplementary
Information

Year Ended December 31, 2011

MILLER MCNEISH BREEDLOVE & HEARN, PA
CERTIFIED PUBLIC ACCOUNTANTS

309 S. LAUREL AVENUE
CHARLOTTE, NORTH CAROLINA 28207

TELEPHONE (704) 376-8415
FACSIMILE (704) 376-8417

INDEPENDENT AUDITORS' REPORT

To the Members of
Elevation, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Elevation, LLC (a North Carolina Limited Liability Company) as of December 31, 2011, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elevation, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Miller McNeish Breedlove & Hearn, PA

Charlotte, NC
February 24, 2012

ELEVATION, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Current assets:	
Cash and cash equivalents	$ 653,449
Receivables from brokers	551,367
Receivables from clearing firms	574,408
Deposits with clearing firms	450,455
Prepaid expenses	182,382
Receivables from affiliates	674,168
Production advances	-
Other assets	96,255
Total current assets	3,182,484
Property and equipment:	
Office furniture and equipment	334,930
Automobile	46,612
	381,542
Less accumulated depreciation	(152,037)
Net property and equipment	229,505
Total assets	$ 3,411,989

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accounts payable	$ 675,977
Accrued expenses	1,251,997
Other liabilities	4,502
Total current liabilities	1,932,476
Subordinated debt	2,000,000
MEMBER'S EQUITY (DEFICIT)	(520,487)
Total liabilities and member's equity	$ 3,411,989

See Accompanying Notes

ELEVATION, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2011

Revenues:	
Commissions	$ 17,002,359
Interest and dividends	1,221
Other	69,634
Total revenue	17,073,214
Expenses:	
Employee compensation and benefits	8,875,907
Clearing fees	2,424,417
Travel and entertainment	1,758,970
Consulting fees	1,041,794
Market data services	804,613
Professional fees	632,256
Technology	602,315
Taxes	411,152
Occupancy costs	319,804
Insurance	309,559
Interest	200,903
Utilities	132,726
Regulatory	123,035
Office	82,893
Communications and data processing	48,298
Depreciation	51,299
Other	149,882
Total expenses	17,969,823
Net loss	$ (896,609)

See Accompanying Notes

ELEVATION, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
As of and for the year ended December 31, 2011

	Class A	Class B	Class A Warrants	Total
Members' equity - December 31, 2010 (Note 16)	$ 237,596	$ 25,000	$ 500,000	$ 762,596
Member contributions	-	-	-	-
Member withdrawals	(160,465)	-	-	(160,465)
Expired warrants (Note 11)	500,000	-	(500,000)	-
Preferred return	-	(226,009)	-	(226,009)
Net income (loss)	(1,122,618)	226,009	-	(896,609)
Members' equity (deficit) - December 31, 2011	$ (545,487)	$ 25,000	$ -	$ (520,487)

See Accompanying Notes

ELEVATION, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
As of and for the year ended December 31, 2011

Subordinated Debt, December 31, 2010	$	2,000,000
Increase in subordinated debt		-
Subordinated Debt, December 31, 2011	$	2,000,000

See Accompanying Notes

ELEVATION, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2011

Cash flows from operating activities:		
Net loss	$	(896,609)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation expense		51,299
Increase in receivables from brokers		(100,328)
Decrease in receivables from clearing firms		135,082
Increase in deposits with clearing firms		(386)
Increase in prepaid expenses		(107,650)
Increase in receivables from affiliates		(248,295)
Decrease in production advances		361,111
Increase in other assets		(54,925)
Inrease in accounts payable		350,158
Increase in accrued expenses		744,842
Decrease in other liabilities		(1,722)
Net cash provided by operating activities		232,577
Cash flows from investment activities:		
Purchase of property and equipment		(100,622)
Net cash used in investment activities		(100,622)
Cash flows from financing activities:		
Preferred return Class B member		(226,009)
Member withdrawals		(160,465)
Net cash used in financing activities		(386,474)
Net decrease in cash		(254,519)
Cash and cash equivalents, beginning of year		907,968
Cash and cash equivalents, end of year	$	653,449

Supplemental Cash Flow Information

Cash paid during the year for:		
Interest	$	200,903

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Elevation, LLC (the "Company") was organized on December 27, 2005 under the North Carolina Limited Liability Company Act. The Company operates as an institutional broker-dealer located in Charlotte, North Carolina. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and National Futures Association (NFA).

A summary of the Company's significant policies follows:

Use of Estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For the purpose of the financial statements, the Company considers cash in operating accounts, cash on hand, and short-term debt securities purchased with maturity of three months or less as cash and cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits. At December 31, 2011, the Company had approximately $403,449 in deposits that were in excess of federally insured limits.

Revenue Recognition
The Company recognizes revenue and prepares its financial statements on the accrual basis of accounting. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Accounts Receivable
The Company extends credit to certain clearing firms for commissions earned for securities transactions completed under clearing agreements, and to other financial institutions for commissions earned for securities transactions completed. As of December 31, 2011, the Company considers all such receivables fully collectible, and therefore, no allowance has been provided.

Property and Equipment
Property and equipment are stated at cost. Significant additions and betterments are capitalized. Expenditures for maintenance and repairs and minor renewals are charged to operations as incurred.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Depreciation
Depreciation is provided using straight-line methods for financial reporting purposes over the estimated useful lives of the assets which range from 5-7 years. Depreciation expense charged to operations was $51,299 for the year ended December 31, 2011.

Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Subsequent Events
In preparing the financial statements, the Company has evaluated subsequent events through February 24, 2012, which is the date the financial statements were available to be issued.

Note 2 – Revenue

The Company operates under a fully disclosed clearing agreement whereby Sterne Agee Capital Markets, Inc. introduces the Company's customer accounts to an affiliate securities clearing firm, Sterne, Agee & Leach, Inc. ("Sterne Agee"). Sterne Agee clears transactions on behalf of the Company and carries and clears on a fully disclosed basis the Company's and its customers' trading accounts. The company earns income, net of clearing costs, on these introduced transactions.

The Company also operates under a fully disclosed clearing agreement with Merrill Lynch Broadcourt ("Merrill Lynch"). Merrill Lynch clears certain securities transactions on behalf of the Company, and carries and clears on a fully disclosed basis the Company's and its customers' trading accounts. The Company earns income, net of clearing costs, on these introduced transactions.

Note 3 – Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 4 –Receivables From and Deposits With Clearing Firms

For transactions cleared on its behalf, the Company had net receivables in the amount of $519,705 from Sterne Agee and $54,704 from Merrill Lynch as of December 31, 2011, respectively.

The Company had deposits of $450,455 held by its clearing firms as of December 31, 2011. The clearing deposits are interest-bearing and are required under the clearing agreements between the Company and the clearing firms.

Note 5 – Production Advances

During 2010, the Company entered into promissory note agreements with certain employees. The original value of these promissory notes was $500,000 and they were originally being forgiven over a three year period ending in 2013. During 2011, the employees met the performance objectives as defined in the promissory note agreement and the loans were forgiven. Accordingly, the remainder of the production advances of $361,111 was expensed as compensation in the year ended December 31, 2011.

Note 6 – Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan for eligible employees, which is administered through an outside investment company. Upon 30 days of service, an employee 21 or older is allowed to contribute to the plan. The Company may make contributions to the plan at its discretion. The Company did not make any discretionary contributions to the 401(k) plan during the year ended December 31, 2011.

Note 7 – Income Taxes

For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the members include their allocable share of the Company's taxable income or loss in their respective income tax returns.

Note 8 – Lease Commitments

The Company leases office space in North Carolina, New York, New Jersey, Connecticut, Florida and Chicago under operating leases with terms expiring at various dates through June 2013. The Company is currently leasing some of its office space on a month-to-month basis. Rent expense under the office leases for the year ended December 31, 2011 totaled $319,804 and was included in occupancy costs in the accompanying Statement of Operations.

Aggregate future minimum lease payments under such leases as of December 31, 2011 are as follows:

Year ending December 31:	
2012	$ 74,874
2013	16,922
Total	$ 91,796

Note 9 – Subordinated Loan

In October 2009, the Company entered into a subordinated loan agreement for $1,500,000 with the Class B member. Interest is payable quarterly based on a fixed rate of 10% and the note matures August 31, 2029. During 2010, the Company revised this agreement and borrowed an additional $500,000. The total subordinated debt balance as of December 31, 2011 was $2,000,000. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. The amount of interest due to the Class B member at December 31, 2011 is $50,000.

Note 10 - Related Parties

During the year ended December 31, 2011, the Company made advances totaling $248,294 to affiliated entities either partially or fully owned by certain officers of the Company, primarily to accommodate expansion and other short-term financing needs of the affiliates. These advances are unsecured, non-interest bearing and do not have specified repayment terms. The receivable from affiliates at December 31, 2011 is $674,168 and is included in current assets in the accompanying Statement of Financial Condition as the Company expects to be repaid in 2012.

Note 11 – Members' Equity

The members of the Company are subject to the Amended and Restated Operating Agreement dated June 2010, which specifies the rights and obligations of its members. The agreement provides for both Class A and Class B units, and governs the allocation of profits, losses and distributions to the respective ownership interests. The Company had only one Class B member as of December 31, 2011. The Class B member is entitled to receive distributions and allocations corresponding to its cumulative preferred return, as defined in the agreement. The preferred return is to be paid on the twentieth business day following the applicable quarter end.

The Class B member is subject to the Securities Purchase Agreement as amended in June 2010. The agreement entitles the Class B member to receive a return, or revenue participation amount, based upon quarterly revenues generated by the Company as defined in the agreement. As of December 31, 2011, the preferred return and revenue participation amount due to the Class B member totaled $58,990. The preferred return for the year ended December 31, 2011 is $226,009.

The Company entered into a Purchase Agreement and Assignment dated September 2010 with an individual by which warrants for the acquisition of 5,000 Class A Units were granted. These warrants were included in equity as of December 31, 2010 at the value of the cash outlay to purchase the warrants. These warrants were scheduled to automatically convert to Class A units if certain performance objectives were met during 2011 by the individual. These performance objectives were not met and the warrants expired in 2011. Management has allocated the proceeds from the expired warrants to the Class A members during the year ended December 31, 2011.

Note 12 – Contingent Liabilities

The Company is liable to the clearing broker if a loss is incurred for failure to pay on behalf of any introduced account.

Note 13 – Reserve Requirements

The Company does not hold, carry or maintain cash or securities for the benefit of its' customers, or perform custodial functions, and is exempted under paragraph (k)(1) of Rule 15c3-3 from reserve requirements of that rule.

Note 14 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $197,346 which was $68,514 in excess of its required capital amount of $128,832 (required minimum). At December 31, 2011, the Company's net capital ratio was 9.79 to 1.

Note 15 – Focus Report

Amounts reported on the Company's FOCUS Report as of December 31, 2011 and for the year ended, were reconciled to the accompanying financial statements. No material differences in net capital were noted. The most recent annual report of the Company is available for examination at the offices of the Company and the Atlanta regional office of the Securities and Exchange Commission.

Note 16 – Restatement of Beginning Members' Equity

During 2011, it was determined that prior years' income and loss was not allocated between the members on the Statement of Changes in Members' Equity according to the Company's Operating Agreement as amended. The members' equity at December 31, 2010, as reported in the Statement of Changes in Members' Equity, has been restated to reflect the allocation of prior years' net income and loss as prescribed by the Company's Operating Agreement as amended.

The effect of these changes was to increase the beginning Class B Members' Equity and decrease the Class A Members' Equity as shown below:

	Class A	Class B
Members' Equity as Originally Stated - 12/31/2010	$ 364,151	$ (101,555)
Adjustment	(126,555)	126,555
Members' Equity as Adjusted - 12/31/2010	$ 237,596	$ 25,000

<u>ELEVATION, LLC</u>

Supplemental Information

Year Ended December 31, 2011

MILLER MCNEISH BREEDLOVE & HEARN, PA
CERTIFIED PUBLIC ACCOUNTANTS

309 S. LAUREL AVENUE
CHARLOTTE, NORTH CAROLINA 28207

TELEPHONE (704) 376-8415
FACSIMILE (704) 376-8417

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY SCHEDULES

The Members of
Elevation, LLC
Charlotte, North Carolina

We have audited the financial statements of Elevation, LLC as of and for the year ended December 31, 2011 and have issued our report thereon dated February 24, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule 1 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Miller McNeish Breedlove & Hearn, PA

February 24, 2012

ELEVATION, LLC

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

Net Capital		
Total member's equity (deficit) qualified for net capital	$	(520,487)
Add allowable credit:		
Subordinated debt		2,000,000
Deductions for non-allowable assets:		
Other assets		(1,048,662)
Net property and equipment		(229,505)
Net capital before haircuts		201,346
Other haircuts:		
Clearing deposit		(4,000)
Net capital at December 31, 2011	$	197,346
Aggregate Indebtedness		
Current liabilities included in statement of financial condition	$	1,932,476
Computation of Basic Net Capital Requirement		
Minimum net capital required at 6.667%	$	128,832
Minimum net capital required, per regulation	$	100,000
Excess net capital	$	68,514
Excess net capital at 1000%	$	4,098
Percent of aggregate indebtness to net capital		979.23%
Reconciliation With Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2011)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	197,346
Increase in depreciation expense		(7,413)
Decrease in members' equity		(9,729)
Increase in various expenses		(16,471)
Increase in production advances amortization		(194,444)
Deductions for non-allowable assets:		
Net property and equipment		7,413
Other Assets		220,644
Net capital per above	$	197,346

See Independent Auditors' Report on Supplementary Schedules

MILLER MCNEISH BREEDLOVE & HEARN, PA
CERTIFIED PUBLIC ACCOUNTANTS

309 S. LAUREL AVENUE
CHARLOTTE, NORTH CAROLINA 28207

TELEPHONE (704) 376-8415
FACSIMILE (704) 376-8417

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Members of
Elevation, LLC
Charlotte, North Carolina

In planning and performing our audit of the financial statements of Elevation, LLC (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the members of the Company, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Miller McNeish Breedlove & Hearn, PA

Charlotte, NC
February 24, 2012

MILLER MCNEISH BREEDLOVE & HEARN, PA
CERTIFIED PUBLIC ACCOUNTANTS

309 S. LAUREL AVENUE
CHARLOTTE, NORTH CAROLINA 28207

TELEPHONE (704) 376-8415
FACSIMILE (704) 376-8417

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Members of
Elevation, LLC
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Elevation, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Elevation, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Elevation LLC's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Miller McNeish Breedlove & Hearn, PA

February 24, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067306 FINRA DEC
ELEVATION LLC 16*16
214 N TRYON ST STE 3010
CHARLOTTE NC 28202-1254

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

George Calvo 704 926-1100

2. A. General Assessment (item 2e from page 2) $ 35,815

B. Less payment made with SIPC-6 filed (exclude interest) (15,173)

7/29/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 20,642

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 20,642

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 20,642

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Elevation LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 21st day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2011 and ending December 31, 2011

Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 17,073,214
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	317,396
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,424,417
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	5,388
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	2,747,202
2d. SIPC Net Operating Revenues	$ 14,326,012
2e. General Assessment @ .0025	$ 35,815

(to page 1, line 2.A.)